

January 12, 2011

Caroline Johnston
President
Press Ventures, Inc.
c/o Empire Stock Transfer, Inc.
1859 Whitney Mesa Drive
Henderson, Nevada 89014

> **Re: Press Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-171209**

Dear Ms. Johnston:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You will expedite the staff's review if you provide us with copies of the amended registration statement and exhibits which you have precisely marked to reflect any revisions from the most recent version(s) of the document(s)

2. Where a comment on a particular section also relates to disclosure which appears elsewhere, please make appropriate revisions to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3. If a numbered comment in this letter raises more than one question, ensure that you fully respond to each question. Make sure that your letter of response indicates precisely where in the marked version of the amendment we may find responsive disclosure to each numbered comment.

4.   You and the company are responsible for providing current, accurate, consistent, and complete disclosure. Moreover, your disclosure should be crafted to your particular facts and circumstances. In that regard, it has come to our attention that much of the disclosure in this registration statement is virtually identical to disclosure which appears in recent filings prepared by the same law firm which you list on the cover page of your Form S-1 and which prepared the legality opinion filed as exhibit 5.1.

As only examples, we refer you to the size of the offering, the Risk Factors, MD&A disclosure, and the statement at page 28 that "Our sole officer and director has made an unenforceable verbal commitment to loan money to us in an amount not to exceed $10,000." The statement at page 28 appears verbatim in the registration statement amendments filed by Dugu Resources on November 8, 2010, and December 17, 2010. The December 17 filing was made the day after you filed your registration statement. Explain to us how these similarities in disclosure and facts occurred.

5.   As for the need to provide current, accurate, consistent, and complete disclosure, we note that you frequently refer to your company in terms that suggest that it has ongoing operations related to exploration or that otherwise do not provide the reader with a precise snapshot of its current status. For example, we note the following:

- "The Company is … engaged in the acquisition and exploration of mineral properties" (page 3);

- "The Tara Property … covers the Bull showings" (page 3);

- "Even if we do commence operations, at present, we do not know when" (page 6);

- "The Company relies on the opinions of consulting geologists that it retains from time to time" (page 8);

- "Recent U.S. legislation, including the Sarbanes-Oxley Act of 2002" (page 11);

- References at pages 15 and 26 to "him" when referring to Ms. Johnston;

- Suggestion that phase one would be completed within 12 months notwithstanding the May 20, 2011, "Expiry Date" for the claim (page 20); and

- References to "our" geologist despite making clear that you have no employees, as well as the reference at page 20 to your "independent geologist who oversees the program."

Please revise as necessary to provide corrected and precise disclosure.

6.   Explain your business plan and sources of liquidity in greater detail. Address what you will do in the event that the offering raises less than the maximum amount, and provide

detailed disclosure based on selling 25%, 50%, and 75% of the total amount offered. Discuss for each scenario how long the proceeds would enable you to pursue your business plan, and describe any changes to your plan that any shortfall would necessitate.

7.   Discuss phase two in greater detail, providing quantification and a timeline.

8.   Revise the cover page to disclose explicitly when the offering will end.

9.   With regard to the verbal agreement regarding the $10,000 loan, please address each of the following:

- Discuss when and how the agreement took place, insofar as you have only one officer/director and no employees;

- Identify the person(s) who suggested the loan, and explain the reason(s) the loan was proposed in the first place; and

- Provide a written description of the contract similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K, as C&DI 146.04 requires.

10.   Please explain to us in necessary detail each of the following items:

- who prepared the registration statement;

- what bases or sources the preparer relied upon in drafting the prospectus;

- who created the business plan as described;

- how your officer and director first came to be affiliated with Press Ventures, Inc.; and

- whether anyone participating in the preparation of the registration statement has visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

11.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

12.   In an appropriate place in the prospectus, detail how and under what circumstances the current stockholder was introduced to Mr. Boga and Mr. Ostler.

13.   For each of Messrs. Ostler and Boga and Ms. Baracy or Synergy Law Group, provide us with the total number of companies each has worked with in the past five years which began as a mining company but subsequently either (1) altered their business; (2) named a new control person; (3) ceased mining activities; (4) became a delinquent filer; or (5) reported proven and probable reserves.

Property Description and Location, page 20

14.   Discuss in further detail Mr. Ostler's, Mr. Boga's and Ms. Baracy's involvement in initially identifying your mineral claim and why you decided to purchase this particular claim.

15.   Discuss in further detail why the Tara Property was chosen. Explain the involvement of Mr. Boga, Mr. Ostler and Ms. Baracy in the following decisions:

- identifying your mineral claim,

- selecting and retaining Mr. Ostler as the geologist to evaluate the Tara Property, and

- establishing the current ownership structure of the Tara Property.

Undertakings, page II-2

16.   Include the undertaking Item 512(a)(6) of Regulation S-K requires.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kristen A. Baracy